SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           DYNAMIC INTERNATIONAL, LTD.
               --------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   267931 20 2
               ---------------------------------------------------
                                 (CUSIP Number)

                                   Daniel Yun
                        Emergent Management Company, LLC
                                 375 Park Avenue
                               New York, NY 10152
                                 (212) 813-9700
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                Ira Roxland, Esq.
                          Sonnenschein Nath & Rosenthal
                           1221 Avenue of the Americas
                               New York, NY 10020
                                 (212) 768-6700

                                 August 31, 2000
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP NO. 267931 20 2
                                                                   13D

1.       Name of Reporting Person                                  Emergent Management Company, LLC
         I.R.S. Identification No.                                 13-4038883

2.       Check appropriate box if a member of a group              (a) [   ]    (b) [   ]


3.       SEC Use Only

4.       Source of Funds                                           OO

5.       Check Box if Disclosure of Legal Proceedings
         Required Pursuant to Items 2(d) or 2(e)                   [   ]

6.       Citizenship or Place of Organization                      Delaware

Number of         7.       Sole Voting Power                       22,718,383
Shares
Beneficially      8.       Shared Voting Power                     None
Owned By
Each              9.       Sole Dispositive Power                  22,718,383
Reporting
Person With       10.      Shared Dispositive Power                None


11.      Aggregate Amount Beneficially Owned by
         Each Reporting Person                                     22,718,383

12.      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares                          [   ]

13.      Percent of Class Represented by Amount
         in Row (11)                                               51%

14.      Type of Reporting Person                                  OO (limited liability company)

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Dynamic International, Ltd., a Nevada corporation ("Dynamic"). The principal executive offices of Dynamic are located at c/o Emergent Management Company, LLC, 375 Park Avenue, New York, NY 10152.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Emergent Management Company, LLC, a Delaware limited liability company ("Emergent Management"). The principal business of Emergent Management is that of managing several privately-held investment and venture capital firms that specialize in emerging high technology companies. The principal business office of Emergent Management is located at 375 Park Avenue, New York, New York 10152.

         Mark Waldron and Daniel Yun are the sole members of Emergent Management. The following information is provided with respect to Messrs. Waldron and Yun: (a) business address; (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (c) citizenship:

         Mark Waldron: (a) Emergent Management Company, LLC, 375 Park Avenue, New York, New York 10152; (b) Managing member of Emergent Management, which is engaged in the business of managing several privately-held investment and venture capital firms that specialize in emerging high technology companies. Emergent Management's principal business address is 375 Park Avenue, New York, New York 10152; (c) Mr. Waldron is an American citizen.

         Daniel Yun: (a) Emergent Management Company, LLC, 375 Park Avenue, New York, New York 10152; (b) Managing member of Emergent Management, which is engaged in the business of managing several privately-held investment and venture capital firms that specialize in emerging high technology companies. Emergent Management's principal business address is 375 Park Avenue, New York, New York 10152; (c) Mr. Yun is an American citizen.

         At no time during the last five years was Emergent Management or, to the best of Emergent Management's knowledge, either of Messrs. Waldron and Yun
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 31, 2000, the several members of Emergent Ventures, LLC ("Emergent Ventures"), a Delaware limited liability company that had theretofore engaged in the business of acquiring equity interests in technology businesses with significant internet features and applications, acquired 39,775,178 shares of Dynamic's Common Stock, representing a 90% interest in Dynamic immediately after such acquisition, in exchange for all of the then outstanding membership interests in Emergent Ventures (collectively, the "Equity Transfer Transaction"), all pursuant to an Equity Transfer and Reorganization Agreement, dated as of August 10, 2000 (the "Agreement"), by and among Dynamic, Marton B. Grossman, Isaac Grossman, Emergent Management and the holders of membership interests of Emergent Ventures. As a result of the Equity Transfer Transactions, Emergent Management, which was the holder of approximately 57% of the membership interests of Emergent Ventures, became the beneficial owner of 22,718,383 shares of Common Stock, representing approximately 51% of the shares of Common Stock issued and outstanding immediately following the completion of the Equity Transfer Transactions.

ITEM 4.  PURPOSE OF TRANSACTION

         Emergent Management entered into the Agreement, and consummated the transactions contemplated thereby, for the purpose of acquiring control of Dynamic.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Schedule 13D, Emergent Management beneficially owns 22,718,383 shares (51%) of the outstanding Common Stock of Dynamic. Neither of Messrs. Waldron and Yun own any shares of Common Stock or any other securities of Dynamic.

         (b) Emergent Management has sole power to vote and dispose of 22,718,383 shares of Common Stock.

         (c) Other than as described above in response to Items 3 and 4 hereof, there have been no transactions in shares of Common Stock effected by Emergent Management during the sixty day period preceding the date set forth on the cover of this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for the Agreement (described in Item 3 above), which is attached to this Schedule 13D as Exhibit 1, neither Emergent Management nor, to the best knowledge of Emergent Management, Messrs. Waldron or Yun, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Dynamic, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Equity Transfer and Reorganization Agreement, dated as of August 10, 2000 by and among Dynamic International, Ltd., Marton B. Grossman, Isaac Grossman, Emergent Management Company, LLC, and the holders of membership interests of Emergent Ventures, LLC listed on the signature page thereof.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date:  September 20, 2000

                                       EMERGENT MANAGEMENT COMPANY, LLC

                                       By: /s/ Daniel Yun
                                           ------------------------
                                           Name:    Daniel Yun
                                           Title:   Chairman

                        EMERGENT MANAGEMENT COMPANY, LLC

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

EXHIBIT NO.                                          EXHIBIT NAME

1 Equity Transfer and Reorganization Agreement, dated as of August 10, 2000 by and among Dynamic International, Ltd., Marton B. Grossman, Isaac Grossman, Emergent Management Company, LLC, and the holders of membership interests of Emergent Ventures, LLC listed on the signature page thereof